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                           August 12, 2022

       Jorge P. Newbery
       Chief Financial Officer
       preREO LLC
       440 S. LaSalle Street, Suite 1110
       Chicago, IL 60605

                                                        Re: preREO LLC
                                                            Post-Qualification
Amendment No. 4 on Form 1-A
                                                            Filed August 10,
2022
                                                            File No. 024-11555

       Dear Mr. Newbery:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance